UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Digicel Group 0.5 Limited

(Issuer)

Digicel Pacific Limited

(Guarantor)

(Name of applicants)

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda
+1 (441) 500-0099

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
10.0% Senior Cash Pay/PIK Notes due 2024	$941,000,000 aggregate principal amount

Approximate date of issuance

Upon the effective date of the Scheme (as defined herein), which will be approximately June 15, 2020

Name and address of agent for service:

David Lomas

Chief Financial Officer
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda
+1 (441) 500-0099

With copies to:

Michael Kaplan

Shane Tintle
Davis Polk & Wardwell LLP
450 Lexington Ave
New York, New York 10017
(212) 450-4000

The Applicants (as defined below) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

Explanatory Note

Digicel Group 0.5 Limited is referred to herein as the “Issuer.” Digicel Pacific Limited is referred to herein as the “Guarantor.” The Issuer and the Guarantor are referred to herein collectively as the “Applicants.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Scheme Document (as defined below).

General

1.	General Information

Name of Applicant	Form of Organization	Jurisdiction of Organization
Digicel Group 0.5 Limited	Company	Bermuda
Digicel Pacific Limited.	Company	Bermuda

2.	Securities Act Exemption Applicable

Registration of the 10.0% Senior Cash Pay/PIK Notes due 2024 (the “New Notes”) under the United States Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”). Section 3(a)(10) provides an exemption from the registration provisions of the Securities Act for:

“...any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests...where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court... ”

The New Notes will be issued pursuant to the Indenture, the form of which is attached hereto as Exhibit T3C (the “Indenture”), among the Issuer, the Guarantor and the Deutsche Bank Trust Company Americas (the “Trustee”), in connection with a scheme of arrangement pursuant to section 99 of the Companies Act 1981 of Bermuda (the “Scheme”), if such Scheme is sanctioned by the Bermuda Court and becomes effective. See Exhibit T3E for the scheme document setting forth the Scheme and the explanatory statement required by Bermuda law to accompany it setting out all information a DGL1 Scheme Creditor (as defined therein) would need to know in order to be able to properly consider whether to vote in favor of the Scheme (together, the “Scheme Document”). The Issuer anticipates providing the Scheme Document to the DGL1 Scheme Creditors shortly after this application has been filed. As set forth in more detail in the Scheme Document, DGL1 Scheme Creditors will receive the New Notes issued by the Issuer in exchange for their claims arising from the Existing Notes if the Scheme is accepted by at least seventy-five percent by value and a majority in number of those DGL1 Scheme Creditors voting at the Scheme Meeting, the Bermuda Court sanctions the Scheme and the Scheme becomes effective.

Analysis

The issuance of the New Notes as part of the Scheme will satisfy the required elements of the Section 3(a)(10) exemption as follows:

(i) The securities must be issued in exchange for securities, claims, or property interests.

If the Scheme is sanctioned, the New Notes will be issued in exchange for the DGL1 Scheme Creditors’ claims arising from Existing Notes of the DGL1 Scheme Creditors.

(ii) A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

Under Section 99 of the Bermuda Companies Act, a Bermuda scheme of arrangement becomes effective in accordance with its terms and is binding on the relevant company and the DGL1 Scheme Creditors when the order of the Bermuda Court sanctioning the scheme of arrangement is delivered to the Bermuda Registrar of Companies. The Company expects that the Scheme Sanction Hearing in respect of the Scheme will take place on or about June 8, 2020.

The Bermuda Court’s sanctioning of the Scheme will be relied upon as an approval of the Scheme following a hearing on its fairness to security holders at which hearing all such security holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such security holders.

(iii) The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued and be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

The Scheme is subject to the approval of the Bermuda Court at the hearing that is scheduled to take place on June 8, 2020. Prior to that hearing, the Bermuda Court will receive the Scheme Documents, which each set forth that the Company will rely on the Court’s approval of the Scheme as the basis for the Section 3(a)(10) exemption. In the course of that hearing on June 8, 2020, the Issuer will further inform the Court that it will rely on the Section 3(a)(10) exemption based on the Court’s approval of the transaction. At the hearing, the Court must be satisfied that it is a fair scheme of arrangement. It must be a scheme of arrangement that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve. As such, the Court will consider the fairness of the Scheme to the DGL1 Scheme Creditors in the course of approving the Scheme and, if it thinks fit, issue an order for the sanctioning of the Scheme.

(iv) The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

Effectiveness of the Scheme is subject to the approval of the Bermuda Court following the Scheme Sanction Hearing described above.

(v) A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Scheme Sanction Hearing is held pursuant to Section 99 of the Bermuda Companies Act.

(vi) The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

All DGL1 Scheme Creditors (and any other interested parties) will be entitled to appear at the Scheme Sanction Hearing and dissenting DGL1 Scheme Creditors will have an opportunity to voice their objections. The Scheme Sanction Hearing will be held by the Court in open court.

(vii) Adequate notice must be given to everyone to whom securities would be issued in the proposed exchange.

Information material to the decision of a Scheme Creditor whether or not to agree to the Scheme, as provided in the Scheme Document, will be provided to relevant DGL1 Scheme Creditors in such a manner as to ensure that such parties receive timely and effective notice. Notice of the Scheme Meeting, and the contents of the Scheme Document and other information to be provided to DGL1 Scheme Creditors for the purposes of their participation in the Scheme Meeting, will be provided in accordance with the orders of the Court made on May 12, 2020. As noted above, the Scheme Documents each set forth that the Company will rely on the Court’s approval of the Scheme as the basis for the Section 3(a)(10) exemption.

(viii) There cannot be any improper impediments to the appearance at the hearing by those persons.

There will be no impediments to the appearance of any DGL1 Scheme Creditors at the Scheme Sanction Hearing.

Affiliations

3.	Affiliates

The following is a list of affiliates of the Applicants as of the date of this Application. It is expected that each of the entities listed below will be an affiliate of the Applicants after the consummation of the Scheme.

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned
Digicel Group 0.5 Limited	Bermuda	Digicel Investments Limited	100%
Digicel Group Limited	Bermuda	Digicel Investments Limited	99.94%
Digicel Group Two Limited	Bermuda	Digicel Group Limited	100%
Boom Financial, Inc.	Delaware	Digicel Group Two Limited	80%
Digicel Group One Limited	Bermuda	Digicel Group Two Limited	100%
Qualbun Limited	Ireland	Digicel Group One Limited	100%
Cricket Sporting Investments Limited	Bermuda	Digicel Group One Limited (63.37%) Denis O’Brien (16.63%)	80%
CPL Holdings Limited	Bermuda	Cricket Sporting Investments Limited	100%
CPL Limited	St. Lucia	CPL Holdings Limited	95%
CPL OpCO US	St. Lucia	CPL Limited	100%
CPL HoldCo (St Lucia) Limited	Barbados	CPL Limited	100%
CPL HoldCo (Antigua) Limited	St. Lucia	CPL Limited	100%
CPL OpCo (Antigua) Limited	Jamaica	CPL HoldCo (Antigua) Limited	100%
Digicel Limited	Bermuda	Digicel Group One Limited	100%
Digicel Pacific Limited	Bermuda	Digicel Group One Limited	100%
Digicel (Singapore) Private Limited	Singapore	Digicel Pacific Limited	100%
Digicel (Nauru) Corporation	Nauru	Digicel Pacific Limited	80%
Digicel Pacific Resources Private Limited	Australia	Digicel Pacific Limited	100%
Digicel International Resources Limited	Cayman Islands	Digicel Pacific Limited	100%
Digicel Carrier Services (Pacific) Limited	Hong Kong	Digicel Pacific Limited	100%
Digicel Pacific Mobile Financial Services Limited	Bermuda	Digicel Pacific Limited	100%
Digicel (PNG) Limited	Papua New Guinea	Digicel (Singapore) Private Limited	100%
Digicel PNG Holdings Limited	Papua New Guinea	Digicel (Singapore) Private Limited	100%
Site & Towers (PNG) Limited	Papua New Guinea	Digicel (Singapore) Private Limited	100%
Hitron Limited	Papua New Guinea	Site & Towers (PNG) Limited	100%
Channel 8 Limited	Papua New Guinea	Site & Towers (PNG) Limited	60%
Hytec Electronics Limited	Papua New Guinea	Channel 8 Limited	100%
Bluehaven No. 63 Limited	Papua New Guinea	Hytec Electronics Limited	100%
Diaspora Talktime (New Zealand) Limited	New Zealand	Digicel (Singapore) Private Limited	100%
Digicel Central Resources (Fiji) Limited	Fiji	Digicel (Singapore) Private Limited	100%
Diaspora Talktime (Australia) Limited	Australia	Digicel (Singapore) Private Limited	100%
Digicel Australia Private Limited	Australia	Digicel (Singapore) Private Limited	100%
Digicel (Nauru) Limited	Nauru	Digicel Pacific Limited	100%
Digicel Pacific Finance Limited	Bermuda	Digicel Pacific Limited	100%
Digicel (Samoa) Limited	Samoa	Digicel Pacific Finance Limited	80%
Laval Hotel Limited	Samoa	Digicel (Samoa) Limited	100%
Digicel (Samoa) Financial Services Limited	Samoa	Digicel (Samoa) Limited	100%
Digicel (Fiji) Limited	Fiji	Digicel Pacific Finance Limited	100%
I-Pac Communications Limited	Fiji	Digicel (Fiji) Limited	80%

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned
Digicel (Vanuatu) Limited	Vanuatu	Digicel Pacific Finance Limited	100%
Highrise Properties Limited	Vanuatu	Digicel (Vanuatu) Limited	99.5%
Digicel Properties (Vanuatu) Limited	Vanuatu	Digicel (Vanuatu) Limited	100%
Digicel (Tonga) Limited	Tonga	Digicel Pacific Finance Limited	100%
Digicel (Central America) Limited	Bermuda	Digicel Investments Limited	100%
Digicel Holdings (Central America) Limited	Bermuda	Digicel (Central America) Limited (44.97%) Denis O’Brien (51.85%)	96.82%
Digicel Holdings (Nicaragua) Limited	Bermuda	Digicel (Central America) Limited	100%
Digicel Central America Group Limited	Bermuda	Digicel Holdings (Central America) Limited	100%
Digicel (Central America Holdings) Limited	Bermuda	Digicel Central America Group Limited	100%
Digicel Holdings Panama Ltd.	Bermuda	Digicel (Central America Holdings) Limited	100%
Digicel Panama S.A.	Panama	Digicel Holdings Panama Ltd. (90%) Digicel (Jamaica) Limited (10%)	100%
Turgeau Holdings Limited	St. Lucia	Digicel Limited	100%
Turgeau Developments S.A.	Haiti	Turgeau Holdings Limited	99.6%
Mossel Limited	Isle of Man	Digicel Limited	100%
Future Holdings Limited	Bermuda	Digicel Limited	100%
Digicel Holdings (Bermuda) Limited	Bermuda	Digicel Limited	100%
Digicel International Finance Limited	St. Lucia	Digicel Holdings (Bermuda) Limited	100%
French Caribbean Holdings S.A.R.L.	Luxembourg	Digicel International Finance Limited	100%
Digicel French Caribbean S.A.S.	France	French Caribbean Holdings S.A.R.L.	100%
Digicel Antilles Francais Guyane	France	Digicel French Caribbean S.A.S.	100%
Digicel IDOM Holdings	France	Digicel French Caribbean S.A.S.	100%
IDOM Technologies	France	Digicel IDOM Holdings	100%
Digicel Holdings Limited	Barbados	Digicel International Finance Limited	100%
Bajan Investments NL Cooperative U.A.	Netherlands	Digicel Holdings Limited (99.9%) Digicel International Finance Limited (0.1%)	100%
Digicel Investments France S.A.S.	France	Digicel Investments NL Cooperative U.A.	100%
Digicel Cayman Limited	Cayman Islands	Digicel Holdings Limited	96.9%
Wireless Ventures (Cayman) Limited	Cayman Islands	Digicel Cayman Limited	100%
Digicel Cayman Services Limited	Cayman Islands	Digicel Holdings Limited	100%
Digicel Holdings, Ltd.	Cayman Islands	Digicel International Finance Limited	100%
Digicel S.A. de C.V.	El Salvador	Digicel Holdings, Ltd. (99.9%) Digicel Cayman Services Limited (0.01%)	100%
Escucha Panama S.A.	Panama	Digicel Holdings, Ltd.	100%
Escucha Panama S.A.	El Salvador	Escucha Panama S.A.	100%
Digicel Guatemala S.A.	Guatemala	Digicel Holdings, Ltd.	90%
Digicel Haiti Holding Limited	St. Lucia	Digicel International Finance Limited	100%
Digicel Haiti International Finance Holdings Limited	St. Lucia	St. Lucia	100%
One Fone S.A.	Haiti	Digicel Haiti International Finance Holdings Limited	100%
Digicel Haiti International Finance Limited	St. Lucia	St. Lucia	100%
Unigestion Holdings S.A.	Haiti	Digicel Haiti International Finance Limited (96%) One Fone S.A. (4%)	100%
Communication Cellulaire d'Haïti, S.A.	Haiti	Unigestion Holdings S.A.	100%
MFS Haiti S.A.		Unigestion Holdings S.A.	100%
Alpha Communications Network S.A.	Haiti	Unigestion Holdings S.A.	100%
NuTV Investments S.A.	Haiti	Unigestion Holdings S.A.	58.8%

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned
Digicel Satellite Systems S.A.	Haiti	NuTV Investments	50.2%
Grand Canal Finance Limited	Bermuda	Digicel International Finance Limited	100%
Digicel Eastern Caribbean Limited	St. Lucia	Digicel International Finance Limited	100%
Digicel OECS Limited	St. Lucia	Digicel Eastern Caribbean Limited	91.02%
Digicel Sub-Sea Cable Limited	St. Lucia	Digicel OECS Limited	100%
Digicel Grenada Cable Company Limited	Grenada	Digicel Sub-Sea Cable Limited	100%
Digicel (St. Lucia) Ltd.	St. Lucia	Digicel OECS Limited	100%
Digicel (Grenada) Limited	Grenada	Digicel OECS Limited	100%
Digicel (SVG) Limited	St. Vincent	Digicel OECS Limited	100%
Digicel (Dominica) Limited	Dominica	Digicel Eastern Caribbean Limited	100%
Orange (Dominica) Limited	Dominica	Digicel (Dominica) Limited	100%
Wireless Ventures (St. Kitts-Nevis) Limited	St. Kitts and Nevis	Digicel Eastern Caribbean Limited	100%
Digicel (BVI) Limited	British Virgin Islands	Digicel Eastern Caribbean Limited.	100%
Site Acquisition Services (BVI) Limited	British Virgin Islands	Digicel (BVI) Limited	100%
Digicel (Barbados Holdings) Limited	St. Lucia	Digicel Eastern Caribbean Limited	75%
Digicel Barbados Limited	Barbados	Digicel (Barbados Holdings) Limited	100%
Cellular Communications (Barbados) SRL	Barbados	Digicel Barbados Limited	100%
Antigua Wireless Ventures	Antigua and Barbuda	Digicel Eastern Caribbean Limited	100%
Digicel Aruba Holdings B.V.	Curaçao	Digicel Eastern Caribbean Limited	100%
New Millennium Telecom Services N.V.	Aruba	Digicel Aruba Holdings B.V.	100%
Digicel Bahamas Holdings Limited	St. Lucia	Digicel International Finance Limited	100%
Fibre Investments Limited	St. Lucia	Digicel International Finance Limited	100%
Turks & Caicos Broadcasting Limited	Turks & Caicos	Fibre Investments Limited	49%
TCT Limited	Turks & Caicos	Turks & Caicos Broadcasting Limited	100%
SAT Telecommunications Limited	Dominica	Fibre Investments Limited	100%
Deep Blue Cable Limited	St. Lucia	Fibre Investments Limited	100%
Deep Blue Cable (US) Inc.	Delaware	Deep Blue Cable Limited	100%
Fibre Investments Holdings Limited	St. Lucia	Fibre Investments Limited	100%
Antilles Crossing St. Croix Inc.	U.S. Virgin Islands	Fibre Investments Holdings Limited	100%
AC (Barbados) IBC	Barbados	Fibre Investments Holdings Limited	100%
Antilles Crossing (St Lucia) Limited	St. Lucia	AC Barbados IBC, Inc.	100%
Caribbean Cable Communications Holdings Limited	Anguilla	Fibre Investments Limited	100%
Caribbean Cable Communications (Anguilla) Limited	Anguilla	Caribbean Cable Communications Holdings Limited	95.6%
Cable Television of Nevis Holdings Limited	Nevis	Caribbean Cable Communications Holdings Limited	96.8%
Caribbean Cable Communications (Nevis) Limited	Nevis	Cable Television of Nevis Holdings Limited	100%
Caribbean Cable Communications (Montserrat) Limited	Montserrat	Caribbean Cable Communications Holdings Limited	100%
Digicel Caribbean Limited	St. Lucia	Digicel International Finance Limited	100%
Digicel (Jamaica) Limited	Jamaica	Digicel Caribbean Limited	100%
Digicel International Business Limited	Jamaica	Digicel Caribbean Limited	100%
Bamba Holdings Limited	St. Lucia	Digicel (Jamaica) Limited	100%
Digicel Cable Communications Limited	Jamaica	Digicel (Jamaica) Limited	100%
Digicel Ventures Inc.	Florida	Digicel (Jamaica) Limited	100%
Diaspora Talktime Inc.	Florida	Digicel (Jamaica) Limited	100%

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned
Digicel USA Inc.	Florida	Digicel (Jamaica) Limited	100%
Digicel USA MV LLC	Florida	Digicel USA Inc.	100%
First Communications Limited	Jamaica	Digicel (Jamaica) Limited	75%
Real Jam TV Limited	Jamaica	Digicel (Jamaica Limited (25%) First Communications Limited (25%)	50%
New Reality (TV) Limited	Jamaica	Digicel (Jamaica Limited (40%) First Communications Limited (30%)	70%
Ring Time TV Limited	Jamaica	First Communications Limited (30%)	30%
Rising Stars (Caribbean) Limited	Barbados	First Communications Limited (50%) Digicel Barbados Limited (50%)	100%
NewCom Live St Lucia Limited	St. Lucia	Digicel International Finance Limited	75%
New Com Live Panama	Panama	NewCom Live St Lucia Limited	100%
NewCom Communication Private Limited	Singapore	New Com Live Panama	100%
NewCom Live Fiji	Fiji	NewCom Communication Private Limited	100%
NewCom Live PNG	Papua New Guinea	NewCom Communication Private Limited	100%
New Com Live El Salvador S.A. de. C.V.	El Salvador	New Com Live Panama	100%
Telstar Cable Limited	Jamaica	Digicel (Jamaica) Limited	100%
Diginoc Limited	Jamaica	Digicel (Jamaica) Limited	100%

Oceanic Digital Jamaica Limited	Jamaica	Bamba Holdings Limited	100%
Digicel Trinidad and Tobago International Finance Limited	Barbados	Digicel International Finance Limited	100%
Digicel (Trinidad & Tobago) Limited	Trinidad & Tobago	Digicel Trinidad and Tobago International Finance Limited	100%
Digicel Guyana Holdings Limited	St. Lucia	Digicel International Finance Limited	100%
Digicel Guyana Limited	St. Lucia	Digicel Guyana Holdings Limited	100%
U-Networks Guyana Limited	St. Lucia	Digicel Guyana Holdings Limited	100%
U-Mobile, Inc.	Guyana	U-Networks Guyana Limited	100%
U-Mobile (Cellular) Inc.	Florida	Digicel Guyana Limited	100%
Digicel Caribe Holdings Limited	St. Lucia	Digicel International Finance Limited	100%
Digicel (USVI Holdings) LLC	U.S. Virgin Islands	Digicel International Finance Limited	100%
Digicel (USVI), LLC	U.S. Virgin Islands	Digicel (USVI Holdings) LLC	100%
Wireless Holdings Limited	Bermuda	Digicel Caribe Holdings Limited	100%
AWS Carib Com N.V.	Netherlands Antilles	Digicel Caribe Holdings Limited
Telecommunications (Bermuda & West Indies) Limited	Bermuda	Wireless Holdings Limited	100%
Digicel Holdings (BTC) Limited	Bermuda	Telecommunications (Bermuda & West Indies) Limited	100%
The Bermuda Telephone Company	Bermuda	Digicel Holdings (BTC) Limited	100%
Transact Limited	Bermuda	Wireless Holdings Limited	100%
Wireless Ventures (Anguilla) Limited	Anguilla	Digicel International Finance Limited	100%
Digicel (Curaçao) Holdings B.V.	Curaçao	Digicel International Finance Limited	100%
Antilliano Por N.V.	Bonaire	Digicel (Curaçao) Holdings B.V.	99%
Curaçao Telecom N.V.	Curaçao	Digicel (Curaçao) Holdings B.V.	100%
Santa Barbara Utilities N.V.	Curaçao	Digicel (Curaçao) Holdings B.V.
DIFL US Finance LLC	Delaware	Digicel International Finance Limited	100%
Digicel Suriname N.V.	Suriname	Digicel International Finance Limited	87.7%
Digicel (Turks & Caicos) Holdings Limited	Turks and Caicos	Digicel International Finance Limited	100%
Digicel (Turks & Caicos) Limited	Turks and Caicos	Digicel (Turks & Caicos) Holdings Limited	51%
Site Acquisition Services TCI Limited	Trinidad & Tobago	Digicel (Turks & Caicos) Limited	100%
Prism Services Holdings Limited	St. Lucia	Digicel International Finance Limited	100%
Spectrum Loyalty Solutions Limited	St. Lucia	Prism Services Holdings Limited	100%

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned
Prism Services Inc.	Barbados	Spectrum Loyalty Solutions Limited	100%
Prism Services (Trinidad) Limited	Trinidad & Tobago	Prism Services Inc.	100%
Prism Services Limited	Jamaica	Prism Services Inc.	100%
A.P. M. Holdings Limited	Jamaica	Prism Services Limited	80%
Paymaster (Jamaica) Limited	Jamaica	A.P. M. Holdings	80%
Prism MyCash Holdings	St. Lucia	Prism Services Holdings Limited	100%
Prism Acceptance Holdings	St. Lucia	Prism Services Holdings Limited	100%
Prism Financial Services (Haiti) S.A.	Haiti	Prism Services Holdings Limited	96%
Streamline Solutions Holdings Limited	St. Lucia	Prism Services Holdings Limited	100%
Streamline Solutions Barbados Limited	Barbados	Streamline Solutions Holdings Limited	100%
Streamline Solutions Jamaica Limited	Jamaica	Streamline Solutions Holdings Limited	100%
Output Solutions Central America Trinidad Limited	Trinidad & Tobago	Streamline Solutions Holdings Limited	100%
Streamline Solutions Mailing Limited	Trinidad & Tobago	Streamline Solutions Holdings Limited	70%
Streamline Solutions Dominicana SRL	Dominican Republic	Streamline Solutions Holdings Limited	75%
Prism Financial Processing Services Limited	Barbados	Prism Services Holdings Limited	100%
Prism Financial Services Guyana Inc.	Guyana	Prism Services Holdings Limited	100%
Prism Services Inc.	Florida	Prism Services Holdings Limited	100%
Medicard Limited	Trinidad & Tobago	Prism Services Holdings Limited	100%
Prism Services (Cayman) Limited	Cayman Islands	Prism Services Holdings Limited	100%
Magna Rewards Caribbean Inc.	Barbados	Prism Services Holdings Limited	100%
Magna Rewards Trinidad Limited	Trinidad & Tobago	Magna Rewards Caribbean Inc.	100%
Magna Rewards Jamaica Limited	Jamaica	Magna Rewards Caribbean Inc.	100%
Magna Rewards St. Lucia Limited	St. Lucia	Magna Rewards Caribbean Inc.	100%
MediCard Barbados Limited	Barbados	Magna Rewards Caribbean Inc.	100%
Prism Financial Services Holdings Limited	St. Lucia	Prism Services Holdings Limited	100%
Digicel (PNG) Financial Services Limited	Papua New Guinea	Prism Financial Services Holdings Limited	100%
Prism (Panama) Holdings SA	Panama	Prism Services Holdings Limited	100%
Prism Financial Incorporated, SA	El Salvador	Prism (Panama) Holdings SA	99.5%
Prism Financial Services S.A. de C.V.	El Salvador	Prism (Panama) Holdings SA	99.5%
Digicel Carrier Services Limited	St. Lucia	Digicel International Finance Limited	100%
Digicel (TCI) Services Limited	Turks & Caicos	Digicel International Finance Limited	100%
Netxar Group Limited	St. Lucia	Digicel International Finance Limited	100%
Netxar Partners Limited	St. Lucia	Netxar Group Limited	100%
Netxar Technologies Limited	Jamaica	Netxar Group Limited	100%
Netxar Technologies Limited	Trinidad & Tobago	Netxar Group Limited	100%
Woodbourne Holdings Limited	St. Lucia	Digicel International Finance Limited	100%
Fimi Jamaica Investments Limited	Jamaica	Woodbourne Holdings Limited	100%
Nuff Talk Jamaica Limited	Jamaica	FIMI Jamaica Investments Limited	60%
Fimisal, S.A de C.V.	El Salvador	Woodbourne Holdings Limited	100%
Alo Haiti	Haiti	Woodbourne Holdings Limited	50%
International Media Content Limited	St. Lucia	Fibre Investments Limited	88%
Bizmart Limited	Jamaica	International Media Content Limited	100%
Sportsmax Limited	Jamaica	International Media Content Limited	100%
CDN Max Inc.	St. Lucia	International Media Content Limited (50%)	50%
CDN Sportsmax S.R.L.	Dominican Republic	CDN Max Inc.	100%
Trend Media Limited	St. Lucia	Digicel International Finance Limited	100%
Trend Media Limited	Jamaica	Trend Media Limited	100%
Trend Media Communications (Trinidad & Tobago) Limited	Trinidad & Tobago	Trend Media Limited	100%

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned
Trend Media (Barbados) Limited	Barbados	Trend Media Limited	100%
Digicel Holdings (Nouvelle Caledonie)	New Caledonia	Digicel Pacific Limited	100%
Digicel (Nouvelle Caledonie)	New Caledonia	Digicel Holdings (Nouvelle Caledonie)	100%
Digicel (FSM) Ltd	Federated States of Micronesia	Digicel Pacific Limited	100%
Digicel Holdings Tahiti	Tahiti	Digicel Pacific Limited	100%
SAS Digicel Tahiti	Tahiti	Digicel Holdings Tahiti	100%
Digicel (TL) Ltd	Timor Leste	Digicel Pacific Limited	80%
Digicel (CNMI) Holdings Ltd	Commonwealth of the Northern Mariana Islands	Digicel Pacific Finance Limited	100%
Digicel (CNMI) Ltd	Commonwealth of the Northern Mariana Islands	Digicel (CNMI) Holdings Ltd	100%
Digicel (Kiribati) Ltd	Kiribati	Digicel Pacific Finance Limited	100%
Digicel (PNG) Financial Services	Papua New Guinea	Digicel (PNG) Ltd	100%
Mobilecover Holdings Pte Ltd	Singapore	Digicel (Singapore) Private Ltd	25%
Sèvis Finansye Fonkoze S.A.	Haiti	Digicel Haiti International Finance Limited	23%
Middle Caribbean Network S.A.S.	France	Digicel Investments France S.A.S.	100%
Middle Caribbean Network Ltd	Dominica	Middle Caribbean Network S.A.S	100%
Southern Caribbean Fiber SAS	France	Digicel Investments France S.A.S.	100%
Global Caribbean Crossing SARL	France	Digicel Investments France S.A.S.	100%
Antilles Crossing LP	Delaware	Digicel Investments France S.A.S.	100%
Antilles Crossing Barbados LP	Delaware	Digicel Investments France S.A.S.	100%
Antilles Crossing International LP	Delaware	Digicel Investments France S.A.S.	100%
Caicos TV Holdings Ltd	Turks & Caicos	Turks & Caicos Broadcasting Limited	100%
GHS Wireless Ltd	St. Lucia	Digicel International Finance limited	100%
MGS Caribbean Ltd	St. Lucia	Digicel Caribe Holdings Limited	100%
AWS Global Holdings Company SARL	Luxembourg	MGS Caribbean Ltd	100%
St. Lucia Wireless Holdings Ltd	St. Lucia	Digicel Caribe Holdings Limited	100%
St. Vincent Wireless Holdings Ltd	St. Lucia	Digicel Caribe Holdings Limited	100%
St. Vincent Wireless Ventures Ltd	St. Vincent	St. Vincent Wireless Holdings Ltd	100%

The Applicants expect that all of these entities will continue to exist upon consummation of the Scheme, in the ownership structure shown above. Upon the consummation of the Scheme, all assets of Digicel Group One Limited, including its shares of Qualbun Limited, Cricket Sporting Investments Limited, Digicel Limited and the Guarantor, will be transferred to the Issuer.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

Management and Control

4.	Directors and Executive Officers

The following table lists the name of, and offices held by, each director and executive officer of the Applicants as of the date hereof. The mailing address of each director and executive officer is: c/o Digicel Group 0.5 Limited, 14 Ocean Boulevard, Kingston, Jamaica, W.I.

Digicel Group 0.5 Limited

Name	Office
Denis J. O’Brien	Director and Chairman
Leslie F. Buckley	Director and Vice Chairman
Jean-Yves Charlier	Director
Sean Corkery	Director
Lucy Gaffney	Director
Sir Julian Michael Horn-Smith	Director
Seamus A. Lynch	Director
Gregory Sparks	Director
Kaan Terzioglu	Director
Andrea F. Sigerseth	Assistant Secretary

Digicel Pacific Limited

Name	Office
Denis J. O’Brien	Director and Chairman
Leslie F. Buckley	Director and Vice Chairman
Oliver Coughlan	Director
Lucy Gaffney	Director
Seamus A. Lynch	Director
Andrea F. Sigerseth	Assistant Secretary

5.	Principal Owners of Voting Securities

Digicel Group 0.5 Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Issuer as of May 14, 2020.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Investments Limited	Common shares	1,000	100%

Clarendon House 2 Church Street Hamilton HM 11 Bermuda

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Issuer assuming the Scheme is consummated.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Investments Limited	Common shares	50,001,000	100%

Clarendon House 2 Church Street Hamilton HM 11 Bermuda

Digicel Pacific Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Guarantor as of May 14, 2020.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Group One Limited	Common shares	27,042,000	100%

Clarendon House 2 Church Street Hamilton HM 11 Bermuda

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Guarantor assuming the Scheme is consummated.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Group 0.5 Limited	Common shares	27,042,000	100%

Clarendon House 2 Church Street Hamilton HM 11 Bermuda

Underwriters

6.	Underwriters

(a)  None.

(b)  There are no underwriters for the New Notes proposed to be issued.

Capital Securities

7.	Capitalization

(a)  The authorized and outstanding securities of the Applicants as of May 14, 2020 were as follows:

Digicel Group 0.5 Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	100,000,000 shares	1,000 shares

Digicel Pacific Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	35,000,000 shares	27,042,000 shares

(b)  One share equals one vote.

Indenture Securities

8.	Analysis of indenture provisions.

The New Notes will be subject to the Indenture filed as Exhibit T3C hereto. The following is a general description of certain provisions of the Indenture, qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the Indenture.

(a)  Events of Default; Withholding of Notice

Events of Default

Each of the following events is an “Event of Default”:

(i)   default for 30 days in the payment when due of any interest or any Additional Amounts on any Note;

(ii)   default in the payment of the principal of or premium, if any, on any Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise);

(iii)   failure to comply with any covenant or agreement of the Issuer or of any Restricted Subsidiary that is contained in the Indenture (other than specified in clause (i) and (ii) above) and such failure continues for a period of 60 days or more after the written notice specified in Section 6.02 of the Indenture;

(iv)   default under the terms of any instrument evidencing or securing the Debt of (i) the Issuer, (ii) any Significant Subsidiary or (iii) any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer), would constitute a Significant Subsidiary, in each case having an outstanding principal amount in excess of $50.0 million individually or in the aggregate, if that default: (x) results in the acceleration of the payment of such Debt or (y) is caused by the failure to pay such Debt at final Maturity thereof after giving effect to the expiration of any applicable grace periods and other than by regularly scheduled required prepayment) and such failure to make any payment has not been waived or the Maturity of such Debt has not been extended, and in either case the total amount of such Debt unpaid or accelerated exceeds $50.0 million or its equivalent at the time;

(v)   any material portion of the Guarantee ceases to be, or shall be asserted in writing by the Guarantor, or any Person acting on behalf of the Guarantor, not to be in full force and effect or enforceable in accordance with its terms (other than as provided for in the Indenture or the Guarantee);

(vi)   one or more final judgments, orders or decrees (not subject to appeal and not covered by insurance) shall be rendered against the Issuer or any Significant Subsidiary, either individually or in an aggregate amount, in excess of $50.0 million, and either a creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or there shall have been a period of 30 consecutive days or more during which a stay of enforcement of such judgment, order or decree was not (by reason of pending appeal or otherwise) in effect;

(vii)   the entry by a court of competent jurisdiction of (A) a decree or order for relief in respect of the Issuer, any Significant Subsidiary or Significant Subsidiary Group in an involuntary case or proceeding under any applicable Bankruptcy Law or (B) a decree or order adjudging the Issuer, any Significant Subsidiary or Significant Subsidiary Group bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer, any Significant Subsidiary or Significant Subsidiary Group under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer, any Significant Subsidiary or

Significant Subsidiary Group or of any substantial part of their respective properties or ordering the winding up or liquidation of their affairs, and any such decree, order or appointment pursuant to any Bankruptcy Law for relief shall continue to be in effect, or any such other decree, appointment or order shall be unstayed and in effect, for a period of 100 consecutive days;

(viii)   (A) the Issuer, any Significant Subsidiary or Significant Subsidiary Group (x) commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent or (y) consents to the filing of a petition, application, answer or consent seeking reorganization or relief under any applicable Bankruptcy Law, (B) the Issuer, any Significant Subsidiary or Significant Subsidiary Group consents to the entry of a decree or order for relief in respect of the Issuer, such Significant Subsidiary or such Significant Subsidiary Group in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it or, (C) the Issuer, any Significant Subsidiary or Significant Subsidiary Group (x) consents to the appointment of, or taking possession by, a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator or similar official of the Issuer, such Significant Subsidiary or such Significant Subsidiary Group or of any substantial part of their respective properties, (y) makes an assignment for the benefit of creditors or (z) admits in writing its inability to pay its debts generally as they become due; or

(ix)   with respect to any Collateral, the Collateral Documents cease to be in full force and effect, or the Collateral Documents cease to give the Holders the Liens purported to be created thereby, or the Collateral Documents are declared null and void or the Issuer or any Guarantor, or any of their subsidiaries, denies in writing that it has any further liability under the Collateral Documents (in each case other than in accordance with the terms of the Indenture or the Collateral Documents), except to the extent that any loss of perfection or priority results from the failure of the Collateral Agent (or any other collateral agent for any secured Debt) to maintain possession of instruments pledged under the Collateral Documents, or otherwise results from the gross negligence or willful misconduct of the Trustee or the Collateral Agent (or any other collateral agent for any Secured Debt); provided that if a failure of the sort described in this clause (ix) is susceptible of cure (including with respect to any loss of Lien priority on material portions of the Collateral), no Event of Default shall arise under this clause (ix) with respect thereto until 30 days after an Officer becomes aware of such failure.

Acceleration

If an Event of Default (other than as specified in Section 6.01(a)(vii) or (viii) of the Indenture with respect to the Issuer) occurs and is continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding by written notice to the Issuer (and to the Trustee if such notice is given by the Holders) may, and the Trustee, upon the written request of such Holders, shall, declare the principal of, premium, if any, and any Additional Amounts and accrued interest on all of the outstanding Notes immediately due and payable, and upon any such declaration all such amounts payable in respect of the Notes shall become immediately due and payable.

If an Event of Default specified in Section 6.01(a)(vii) or (viii) of the Indenture occurs and is continuing with respect to the Issuer, then the principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuer and the Trustee, may rescind such declaration and its consequences if:

(i)   the Issuer has paid or deposited with the Trustee a sum sufficient to pay:

(A)   all overdue interest and Additional Amounts on all Notes then outstanding;

(B)   all unpaid principal of and premium, if any, on any outstanding Notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes;

(C)   to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes; and

(D)   all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(ii)   the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(iii)   all Defaults and Events of Default, other than the non-payment of amounts of principal of, premium, if any, and any Additional Amounts and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Withholding of Notice

If a Default or an Event of Default occurs and is continuing and is actually known to the Trustee, the Trustee shall mail to each Holder notice of the Default or Event of Default within 15 Business Days after its occurrence by registered or certified mail or facsimile transmission an Officer’s Certificate specifying such event, notice or other action, its status and what action the Issuer is taking or proposes to take with respect thereto. Except in the case of a Default or an Event of Default in payment of principal or, premium, if any, on the Notes or interest, if any, or Additional Amounts, if any, on any Note, the Trustee may withhold the notice to the Holders if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the Holders. Notice to Holders under this Section 6.01 of the Indenture will be given in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act.

(b)  Authentication and Delivery of the Notes; Use of Proceeds

An authorized member of the Issuer’s board of directors or an executive officer of the Issuer shall sign the Notes on behalf of the Issuer by manual or facsimile signature.

If an authorized member of the Issuer’s board of directors or an executive officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid or obligatory for any purpose until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

Upon receipt of an Issuer Order, the Issuer shall execute and the Trustee shall authenticate (a) Original Notes, (b) Additional Notes, from time to time, subject to compliance at the time of issuance of such Additional Notes with the provisions of Sections 4.06 and 4.07 of the Indenture and (c) PIK Notes pursuant to Section 2.01(d) of the Indenture. Any issue of Additional Notes or PIK Notes that is to utilize the same ISIN or CUSIP number as a Note already issued hereunder shall be effected in a manner and under circumstances whereby such Additional Notes or such PIK Notes are fungible for U.S. federal income tax purposes with Notes previously issued. Otherwise, the Additional Notes or PIK Notes, as applicable, will have a separate CUSIP or ISIN number.

The Trustee may appoint an authenticating agent reasonably acceptable to the Issuer to authenticate the Notes. Unless limited by the terms of such appointment, any such authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by any such agent. An authenticating agent has the same rights as any Registrar, co-Registrar Transfer Agent or Paying Agent to deal with the Issuer or an Affiliate of the Issuer.

The Trustee shall have the right to decline to authenticate and deliver any Notes under Section 2.02 of the Indenture if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability.

There will be no proceeds from the initial issuance of the New Notes because the New Notes will be exchanged for the Existing Notes pursuant to the Scheme.

(c)  Release and Substitution of Property Subject to the Lien

The Liens securing the Notes and Guarantees will be automatically released, all without delivery of any instrument or performance of any act by any party, at any time and from time to time as provided by Section 11.04 of the Indenture. The Collateral shall be released from the Lien and security interest securing the Notes created by the Collateral Documents under one or more of the following circumstances:

(i)   upon satisfaction and discharge of the Indenture as set forth under Article Eight thereof;

(ii)   upon a Legal Defeasance or Covenant Defeasance of the Notes as set forth under Article Eight of the Indenture;

(iii)   upon payment in full and discharge of all Notes outstanding under the Indenture and of all Obligations that are outstanding, due and payable under the Indenture and the Collateral Documents at the time the Notes are paid in full and discharged;

(iv)   with respect to any property or assets, to enable the disposition of such property or assets to any Person (other than the Issuer or a Restricted Subsidiary) to the extent not prohibited under Section 4.09 of the Indenture;

(v)   with respect to any Capital Stock, upon the dissolution or liquidation of the issuer of that Capital Stock that is not prohibited by the Indenture; or

(vi)   in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with the terms of Section 9.02 of the Indenture.

The Collateral Agent and, if necessary, the Trustee shall, at the Issuer’s expense (and subject to their receipt of an Officer's Certificate and Opinion of Counsel as provided below), execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence and shall do or cause to be done all other acts reasonably necessary to effect, in each case as soon as is reasonably practicable, the release of any Collateral permitted to be released pursuant to the Indenture and the Collateral Documents.  Neither the Trustee nor the Collateral Agent shall be liable for any such release undertaken in reliance upon any Officer’s Certificate. Without limiting the foregoing, prior to the release of any Collateral the Trustee and the Collateral Agent shall be entitled to receive an Officer’s Certificate and Opinion of Counsel stating that all conditions precedent under the Indenture and the Collateral Documents to such release have been met and such release is permitted under the Indenture and the Collateral Documents.

The release of any Collateral from the terms of the Indenture and any of the Collateral Documents will not be deemed to impair the security under the Indenture in contravention of the provisions of the Indenture if and to the extent the Collateral is released pursuant to the terms in the Indenture or of any of the Collateral Documents. To the extent applicable, the Issuer shall cause Trust Indenture Act Section 313(b), relating to reports, and Trust Indenture Act Section 314(d), relating to the release of property or securities from the Lien and security interest of the Collateral Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien and security interest of the Collateral Documents, to be complied with. Any certificate or opinion required by Trust Indenture Act Section 314(d) may be made by an officer of the Issuer except in cases where Trust Indenture Act Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected by the Issuer in a manner consistent with the requirements of the Trust Indenture Act. Notwithstanding anything to the contrary in Section 11.04(c) of the Indenture, the Issuer will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if it determines, in good faith based on advice of counsel, that under the terms of Section 314(d) of the Trust Indenture Act and/or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral.

(d)  Satisfaction and Discharge

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights under Section 2.06 of the Indenture) when:

(i)   the Issuer has irrevocably deposited or caused to be deposited with the Trustee as funds in trust for such purpose an amount in dollars or U.S. Government Obligations sufficient to pay and discharge the entire Debt on such Notes that have not, prior to such time, been delivered to the Trustee for cancellation, for principal of, premium, if any, and any Additional Amounts and accrued and unpaid interest on the Notes to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, and the Issuer has delivered irrevocable instructions to the Trustee in the form of an Officer’s Certificate under the Indenture to apply the deposited money toward the payment of Notes at Maturity or on the Redemption Date, as the case may be and either:

(A)   all the Notes that have been authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust as provided for in Section 8.07 of the Indenture) have been delivered to the Trustee for cancellation; or

(B)   all Notes that have not been delivered to the Trustee for cancellation (x) have become due and payable (by reason of the mailing of a notice of redemption or otherwise), (y) will become due and payable at Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the Issuer’s name, and at the Issuer’s expense;

(ii)   the Issuer has paid or caused to be paid all sums payable by the Issuer under the Indenture; and

(iii)   the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that:

(A)   all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been satisfied; and

(B)   such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Issuer or any Subsidiary is a party or by which the Issuer or any Subsidiary is bound.

If the Indenture shall be satisfied and discharged pursuant to Section 8.05 of the Indenture, all Liens on the Collateral in favor of the Collateral Agent for the benefit of the First Lien Notes Secured Parties will be released and the Collateral Documents, solely with respect to the Notes, shall cease to be of further effect, all without delivery of any instrument or performance of any act by any party.

(e)  Evidence Required to be Furnished by the Issuer to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate, stating that in the course of the performance by the signer of its duties as an officer of the Issuer such signer would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period and if any specifying such Default, its status and what action the Issuer is taking or proposed to take with respect thereto. For purposes of this provision, such compliance shall be determined without regard to any period of grace or requirement of notice under the Indenture.

If the Issuer shall become aware that (i) any Default or Event of Default has occurred and is continuing or (ii) any Holder seeks to exercise any remedy hereunder with respect to a claimed Default under the Indenture or the Notes, the Issuer shall immediately deliver to the Trustee an Officer’s Certificate specifying such event, notice or other action (including any action the Issuer is taking or proposed to take in respect thereof).

9.	Other Obligors

No person, other than the Applicants, will be an obligor of the New Notes.

Contents of Application for Qualification. This application for qualification comprises—

(a)  Pages numbered 1 to 17, consecutively.

(b)  The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c)  The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit	Description
T3A-1	Certificate of Incorporation of Digicel Group 0.5 Limited
T3A-2	Memorandum of Association of Digicel Group 0.5 Limited
T3A-3	Certificate of Incorporation of Digicel Pacific Limited
T3A-4	Certificate of Incorporation on Change of Name of Digicel Pacific Limited
T3A-5	Memorandum of Association of Digicel Pacific Limited
T3B-1	Bye-laws of Digicel Group 0.5 Limited
T3B-2	Bye-laws of Digicel Pacific Limited
T3C	Form of Indenture
T3D	Findings of the Court*
T3E	Scheme Document
T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C hereto)
25.1	Statement of eligibility and qualification of the trustee on Form T-1

________________

*	To be filed by amendment.

Signature

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, companies, organized and existing under the laws of Bermuda have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Hamilton, Bermuda, on the 14th day of May, 2020.

DIGICEL GROUP 0.5 LIMITED

Attest:	/s/ Andrea Sigerseth	By:	/s/ Denis O’Brien
	Name: Andrea Sigerseth		Name: Denis O’Brien
	Title: Assistant Secretary		Title: Director and Chairman

DIGICEL PACIFIC LIMITED

Attest:	/s/ Andrea Sigerseth	By:	/s/ Denis O’Brien
	Name: Andrea Sigerseth		Name: Denis O’Brien
	Title: Assistant Secretary		Title: Director and Chairman